September 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention:	Ibolya Ignat

Mary Mast

Tom Kluck

Alan Campbell

Re:	Minerva Surgical, Inc.

Draft Registration Statement on Form S-1

Submitted July 23, 2021

CIK No. 0001452965

On behalf of Minerva Surgical, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated August 18, 2021, to David Clapper, Chief Executive Officer of the Company, regarding the confidential draft registration statement on Form S-1, CIK No. 0001452965 (the “Draft Registration Statement”), submitted by the Company on July 23, 2021.

Simultaneously with the filing of this letter, the Company is submitting via EDGAR an Amendment No. 1 to the Draft Registration Statement (the “Amendment No. 1”). This letter sets forth the comments of the Staff in the comment letter (italicized and numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response in bold font. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on July 23, 2021), all page references herein correspond to Amendment No. 1.

United States Securities and Exchange Commission

September 8, 2021

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

Please revise the Prospectus Summary, where appropriate, to briefly describe the material terms of your acquisition of BSC’s intrauterine health assets, including the products acquired and the consideration paid.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has revised the disclosure on page 6.

2.

We note your statement that there is a significant body of peer-reviewed literature that you believe validates the clinical performance of your solutions, as well as similar statements throughout the prospectus (e.g. “We have developed a substantial body of clinical data to support and supplement our PMAs and other marketing authorizations.”). However, the prospectus only contains descriptions of clinical trials that evaluated the Minerva ES and Genesys systems. Please revise your disclosure in the prospectus, where appropriate, to summarize the data that validates the clinical performance of the Symphion system and the Resectr device. Alternatively, please clarify your disclosure here and elsewhere in the prospectus, including in the Prospectus Summary, to specify that you are referring to the Minerva ES and Genesys systems, rather than to all of your products. Please also revise your disclosure in this section and in greater detail in the Business section to disclose, if applicable, whether (i) you funded or sponsored the studies published in peer-reviewed literature and (ii) your employees were involved in the publication of these studies.

RESPONSE TO COMMENT 2:

The Company respectfully advises the Staff that there is published peer-reviewed literature that it believes validates the clinical performance of each of its four products. In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4 and 140 to add a description of this literature for the Symphion and Resectr products. The Company has also revised its disclosure on pages 3, 133 and 136 regarding its PMA studies to indicate that such studies were sponsored by the Company, which is standard industry practice. The Company supplementally advises the Staff that the Company did not fund nor were its employees involved in the publication of the peer-reviewed articles following the completion of the studies.

United States Securities and Exchange Commission

September 8, 2021

Our market opportunity, page 2

3.

Please revise here and in the market and industry subsection on page 115 to discuss the limitations on market opportunity referenced elsewhere in the prospectus, including that the Minerva ES and Genesys HTA are contraindicated in patients who are pregnant or who may want to become pregnant.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 121.

Risk Factors

Our amended and restated bylaws designate..., page 65

4.	Please also disclose the possible risk of increased costs for investors to bring a claim under these provisions.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has revised the risk factor on page 68 and the disclosure on page 204.

Market, industry and other data, page 72

5.

We note your statements that (i) you have not separately verified third party data and (ii) no third party has verified your internal research. These statements may imply an inappropriate disclaimer of responsibility with respect to such information that appears in your prospectus. Please either delete these statements or specifically state that you are liable for the disclosure regarding to the market and industry data and your internal company research that appears in the prospectus.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, the Company has revised the disclosure on page 74 to delete these statements.

Use of proceeds, page 73

6.	Please disclose the amount of proceeds that could be used to pay the deferred payment obligation and potential milestone payments.

RESPONSE TO COMMENT 6:

In response to the Staff’s comment, the Company has revised the disclosure on page 75.

United States Securities and Exchange Commission

September 8, 2021

Capitalization, page 75

7.

Tell us if you have entered into any agreements with the convertible note holders which would result in conversion of the notes into shares upon the completion of the offering. If not, tell us why you believe it is appropriate to include the voluntary conversion of all principal and interest on your convertible promissory notes in the pro forma column on pages 11 and 75.

RESPONSE TO COMMENT 7:

The Company respectfully advises the staff that the Company and the convertible note holders have amended the terms of the convertible promissory notes such that the convertible promissory notes will automatically convert into shares of convertible preferred stock if there is an automatic conversion event pursuant to the terms of the Company’s certificate of incorporation, such as the automatic conversion of all of the Company’s redeemable convertible preferred stock into common stock in connection with the offering. The Company has accordingly amended the disclosure throughout Amendment No. 1.

Results of operations

Comparison of the years ended December 31, 2019 and 2020

Other income and expenses, page 92

8.

Given the significance of the items included within your other income and expenses to your operations, please include a table disaggregating such items to complement the period to period change explanations. This comment applies to both your interim and annual disclosures.

RESPONSE TO COMMENT 8:

In response to the Staff’s comment, the Company has revised the disclosure on pages 95 and 97.

Convertible notes, page 96

9.	Please disclose what would constitute a qualified financing and non-qualified financing.

RESPONSE TO COMMENT 9:

In response to the Staff’s comment, the Company has revised the disclosure on page 102.

Critical accounting policies, significant judgments and use of estimates

Revenue Recognition, page 100

10.

Based on your disclosure on pages 12 and F-19, 95% of your revenue is derived from the sale of single-use (disposable) products and appears to be attributed to four products. Please address the following:

•	Tell us your consideration of providing disaggregated revenue by product pursuant to ASC 606-10-50-5 and 606-10-55-89 through 55-91.

United States Securities and Exchange Commission

September 8, 2021

•

Clarify your reference on pages 1, 82 and elsewhere, as applicable, to a “broad suite of products” that you offer. It is unclear if the terminology is appropriate since you appear to only sell four products.

•

Expand your discussion of revenue in results of operations in Management’s Discussion and Analysis on pages 89 and 91 to discuss the reasons, quantitatively and qualitatively, for the changes in revenue for each significant product.

RESPONSE TO COMMENT 10:

In response to the Staff’s comment, the Company has revised the disclosure on pages 93, 96, F-19 and F-62-63 to provide disaggregated revenue by product. The Company supplementally advises the Staff that it believes that the reference to “a broad suite of products” is appropriate since it is qualified by “the treatment of structural and non-structural causes of AUB in most uterine anatomies,” and further advises that the reason for the change in revenue for each significant product is that all of the products other than the Minerva ES were acquired by the Company in May 2020.

Common stock valuation and stock-based compensation, page 104

11.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

RESPONSE TO COMMENT 11:

The Company acknowledges the Staff’s comment and will submit the required information once it has an estimated offering price or range.

12.

You state on page 106 that you applied the market approach for your valuations performed in March 2019, March 2020, and May 2020. Please clarify if any valuations were done subsequent to May 2020 and the valuation method and nature of significant assumptions used. In this regard, we note on page 107 that you granted options in January, March, and June 2021. In addition, you state on page 106 that until March 31, 2021 you determined the OPM method was the most appropriate method for allocating your enterprise value to determine the estimated fair value of your common stock. Please clarify what method was used after that date and the nature of significant assumptions.

RESPONSE TO COMMENT 12:

In response to the Staff’s comment, the Company has revised the disclosure on page 112 to include the valuations performed in December 2020 and March 2021. The Company supplementally advises the Staff that the change to the PWERM method beginning with the March 2021 valuation was the result of the formal initiation of the initial public offering process in March 2021.

United States Securities and Exchange Commission

September 8, 2021

Business

Our success factors, page 112

13.

We note your statement that you are on the leading edge of significant technological advancements in gynecologic surgery. We further note (i) your disclosure elsewhere that your products obtained approvals in 2001, 2014, 2015 and 2016 and (ii) that your prospectus does not currently contain any descriptions of new technologies under development. Please revise your disclosure to disclose the basis for this statement.

RESPONSE TO COMMENT 13:

In response to the Staff’s comment, the Company has revised the disclosure on page 119.

Key benefits for patients and healthcare providers, page 118

14.

Please remove your statement that the reported hysterectomy rate of your leading competitor’s product in its clinical trial was 6.3% after 36 months as this comparison is not based on a head-to-head study.

RESPONSE TO COMMENT 14:

The Company respectfully advises the Staff that a disclosure regarding the fact that this comparison is not based on a head-to-head study was included on page 120. Nevertheless, the Company has removed this statement from the key benefits section, and has added additional disclosure in the section Our Clinical Results and Studies regarding competitors’ published data. The Company further advises the Staff that it believes comparing data derived from separate clinical research efforts is considered scientifically sound and acceptable. In fact, this approach was adopted and continues to be required by the FDA in the form of the Objective Performance Criteria (OPC), as described in the section Our Clinical Results and Studies and as further described in the October 29, 2015 letter from the FDA available at https://www.fda.gov/media/94793/download. The Company respectfully advises the Staff that the FDA evaluated the Minerva system against the OPC comparison group which consisted of all five then-existing previously FDA-approved endometrial ablation devices to provide PMA approval for the Minerva ES system, and that the FDA continues utilizing the OPC and has approved two subsequent endometrial ablation devices against the same OPC comparison group. In addition, all the studies for products comprising the OPC group (i) used virtually identical inclusion and exclusion criteria, which allowed for enrollment of statistically similar patient populations, (ii) used the Higham PBLAC bleeding assessment system for assessment of the primary endpoint of the study, and (iii) had an identical definition of success established at PBLAC < 75. The Company further respectfully advises the Staff that the collection of these metrics regarding the performance of its competitors’ devices was required by the FDA and they are stated in the FDA-approved Instructions For Use (IFU) and Summary of Safety and Effectiveness Data (SSED), the competitor’s website, and other publicly available literature published by the competitors themselves. The Company respectfully advises the Staff that it believes the approach it is using to compare the Minerva endometrial ablation system to competitive devices is valid even absent a head-to-head study because it is consistent with the OPC comparison required by the FDA.

United States Securities and Exchange Commission

September 8, 2021

Summary of Minerva RCT study, page 129

15.

Please revise your “Study Conclusions” subsection to reflect your disclosure on page 130 which appears to indicate similar rates of pre-menstrual symptoms and reduction in dysmenorrhea between the Minerva group and the control group at one-year post-procedure.

RESPONSE TO COMMENT 15:

The Company respectfully advises the Staff that the Study Conclusions on page 135 refer to the Minerva Single-Arm study, while the disclosure on page 136 refers to the Minerva RCT study. In response to the Staff’s comment and to avoid confusion, the Company has revised the headings on pages 135 and 138 to clarify which study the disclosure references.

Efficacy results, page 132

16.

We note that the Genesys HTA group appears to have had a lower success and amenorrhea rates as compared to the control group. Please clearly address how these results satisfied the trial’s primary and secondary effectiveness endpoints when discussing the results of the trials for Genesys HTA. Please revise your related disclosure elsewhere accordingly.

RESPONSE TO COMMENT 16:

The Company respectfully advises the Staff that the Genesys HTA pivotal trial, like all other endometrial ablation product trials conducted for FDA approval, was designed as a non-inferiority study. The primary endpoint of the trial was to achieve a statistical difference of less than 20% in the success rates (reduction of excessive menstrual bleeding to normal or less levels) between Genesys HTA and the rollerball control group. The Genesys HTA success rate was within 20% of the rollerball success rate, thus meeting the non-inferiority test. Amenorrhea rate (zero bleeding at 12 month follow-up) is a subset of success rate, and was not subject to statistical comparison to the control group, but was instead collected and reported as an important efficacy outcome.

Manufacturing and supply, page 135

17.

Your disclosure on page 17 indicates that you depend on a limited number of single source suppliers and that you are not certain whether alternative sources of supply will be available if and when you need them. Please revise this subsection to disclose the names of these suppliers and file any related agreements as an exhibit. Alternatively, please tell us why this would not be required. See Item 101(h)(4)(v) and Item 601(b)(10) of Regulation S-K.

United States Securities and Exchange Commission

September 8, 2021

RESPONSE TO COMMENT 17:

The Company respectfully advises the Staff that while it relies on single source suppliers for components of its systems and raw materials, it believes that it can qualify alternative suppliers for these components and raw materials and maintains an adequate amount of inventory to mitigate the risk that one or more of these suppliers becomes unavailable. The Company also respectfully advises the Staff that it believes that naming these suppliers would not provide investors with material information that would help inform their investment decision and would cause competitive harm to the Company, as the identities of these suppliers and their status as the Company’s single source of components and materials is confidential information of the Company.

Competition, page 139

18.	Please revise this section to reflect your disclosure on page 27 indicating that your competitors have historically undercut the price of your products.

RESPONSE TO COMMENT 18:

In response to the Staff’s comment, the Company has revised the disclosure on page 147.

Intellectual property, page 153

19.

We note your disclosure relating to your patent portfolio in the United States and in foreign jurisdictions. Please expand your disclosure to identify for each material patent and patent application, as applicable, the scope and technology of each such patent or patent application, the type of patent protection, expiration date, and jurisdiction.

RESPONSE TO COMMENT 19:

In response to the Staff’s comment, the Company has revised the disclosure starting on page 162.

20.	Please revise in this subsection, or elsewhere within the Business section, to describe the material terms of your license agreement with Hermes Innovations.

RESPONSE TO COMMENT 20:

In response to the Staff’s comment, the Company has revised the disclosure on page 164.

Certain relationships and related-party transactions

Convertible note financings, page 181

21.	Please disclose the amount of interest paid during the periods presented in this section and the interest rate. For guidance, please refer to Item 404(a)(5) of Regulation S-K.

United States Securities and Exchange Commission

September 8, 2021

RESPONSE TO COMMENT 21:

In response to the Staff’s comment, the Company has revised the disclosure on page 192 to disclose the amount of interest accrued during the periods presented in this section and the interest rate. The Company respectfully advises the Staff that no interest has been paid on the convertible promissory notes and that the Company expects the interest to convert into shares of convertible preferred stock prior to the offering.

Principal stockholders, page 185

22.	In a footnote to the table, please disclose the names of the natural persons that have ultimate voting or dispositive control over the company’s shares that are held by CFV, LLC and Vivo Ventures.

RESPONSE TO COMMENT 22:

In response to the Staff’s comment, the Company has revised the footnotes to the table on page 197.

Recent sale of unregistered securities, page II-2

23.

For each transaction, please specifically indicate the exemption from registration claimed and state the facts relied upon to make the exemption available. For example, please disclose how the applicable transactions meet the requirements under Regulation S.

RESPONSE TO COMMENT 23:

In response to the Staff’s comment, the Company has revised the disclosure on pages II-2 and II-3.

General

24.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE TO COMMENT 24:

The Company acknowledges the Staff’s comment and will supplementally provide copies of such written communication under separate cover.

United States Securities and Exchange Commission

September 8, 2021

Please direct any questions with respect to the Company’s responses to me at (650) 565-3564 or poettinger@wsgr.com or Jesse Schumaker at (650) 849-3085 or jschumaker@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip H. Oettinger

Philip H. Oettinger

cc:	David Clapper, Chief Executive Officer, Minerva Surgical, Inc.

Joel Jung, Chief Financial Officer, Minerva Surgical, Inc.

B. Shayne Kennedy, Latham & Watkins LLP

Ayoub Sunna, BDO USA LLP